SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

São Paulo, April 20, 2009

Bovespa
Company Oversight Department
Mr. Nelson Barroso Ortega

Dear Sirs,

In response to Official Letter GAE/CAEM 0760/09 dated April 17, 2009, the Company hereby announces that it is not possible to estimate any reduction in additional outlet revenue at the present moment, since it is awaiting the complete version of the new regulation approved by Anatel. The Company also announces that revenue from additional outlets accounts for around 4% to 5% of total gross revenue and 15% to 20% of EBITDA.

We remain at your disposal for any further information you may need.

Sincerely,

João Adalberto Elek Jr.

Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

The content of the above-mentioned Official Letter, which was sent to the fax (11) 2111-2780, is provided below.

GAE/CAEM 0760-09
April 17, 2009

Net Serviços de Comunicação S.A.
Investor Relations Department
Mr. João Adalberto Elek Júnior

Dear Sirs,

On April 17, 2009, Valor Econômico published an article stating, among other matters, that preliminary estimates show that the end of charging for additional outlets would reduce revenue by 5% and EBITDA by 15%.

We request clarification on this report as well any other information deemed important.

Sincerely,

Nelson Barroso Ortega
Company Oversight Department
Phone: (011) 3233-2063/3233-2222

copy to: CVM – Brazilian Securities and Exchange Commission
Ms. Elizabeth Lopez Rios Machado – Corporate Relations Superintendent
Mr. Waldir de Jesus Nobre – Market and Intermediaries Relations Superintendent

The Company’s response should be delivered exclusively via the IPE Information System, through the category Notice to the Market, type Clarifications on CVM/Bovespa Queries, which will simultaneously transmit the file to the Bovespa and the CVM.

For a better understanding of the market, the content of the above-mentioned query should be included in the file before the company’s response.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.